Exhibit (a)(5)

Dear Employee;

     On behalf of NetManage, Inc. (the “Company”), I am writing to provide you with the results of the Company’s recent Offer to Exchange (the “Offer”) certain outstanding options with an exercise price of $1.50 or more per share and other Required Options (collectively, the “Options”) which were granted under the Company’s 1992 Stock Option Plan (the “1992 Plan”) or the Company’s 1999 Non-statutory Stock Option Plan (the “1999 Plan,” and together with the 1992 Plan, the “Company Plans”) for New Options (the “New Options”). The Company will grant the New Options under its 1999 Plan for exchanged options originally granted under the 1999 Plan and will grant New Options under its 1992 Plan for exchanged options originally granted under the 1992 Plan. All capitalized terms used in this letter which are not defined herein have the meanings given to those terms in the Offer.

     The Offer expired at 4:59 p.m., Pacific Time, on Friday, June 13, 2003. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted for exchange Options tendered to it for a total of                 shares of the Company’s Common Stock and cancelled all such Options.

     Pursuant to the Offer, you tendered Options for exchange as set forth on Attachment A to this letter. The Company has accepted each of your tendered Options (i.e., the Eligible Options that you marked “Exchange — Yes” on the Election Form and all Required Options) in exchange for New Options to be granted, and each of your tendered Options has been cancelled. Accordingly, you have no further right or entitlement to purchase any shares of the Company’s Common Stock pursuant to the terms of those cancelled Options.

     In accordance with the terms and conditions of the Offer, you will have the right to receive New Options exercisable for a number of shares equal to the number of shares that were subject to the Option that we have accepted for exchange and cancelled, as those Eligible and Required Options are more particularly identified on Attachment A.

     The New Options will be subject to the terms and conditions of; (i) either the 1992 Plan or the 1999 Plan, as applicable, and (ii) a new stock option agreement between you and the Company. On the date that your New Option is granted, that option will be vested and exercisable for the same number of shares of Common Stock for which the corresponding option tendered in exchange was vested and exercisable on the date of its cancellation. The New Option will vest and become exercisable for the balance of the option shares in accordance with the same type of installment vesting schedule as in effect for the cancelled option, but measured from the grant date of the New Option, and no vesting credit will accordingly be provided for the period between the date your tendered option is cancelled and the date the New Option is granted.

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     New Options granted to employees located outside the United States may be subject to certain restrictions and limitations, which are described in the country, specific Addenda attached as exhibits to the Offer.

     If you are a United States resident employee and any of your Eligible Options and Required Options that were granted under the 1992 Plan are incentive stock options, your New Options will be granted as incentive stock options to the maximum extent they qualify as incentive stock options under U.S. tax laws on the date of grant. One of the requirements for options to qualify as incentive stock options under U.S. tax laws is that the value of shares subject to incentive stock options that become exercisable by the option holder in any calendar year cannot exceed $100,000. The “value” of the shares is determined by multiplying the exercise price of the options by the number of shares subject to the options that vest in a calendar year. The excess value is deemed to be a non-qualified stock option.

     For example, if you return two Eligible Options that were both granted as incentive stock options under the 1992 Plan, each of which is fully vested, and each of which covers shares that on the date of grant of New Options have a value of $100,000, then only one of the New Options granted in exchange for those two incentive stock options will qualify as an incentive stock option.

     New Options that replace options that were not originally granted as incentive stock options under the 1992 Plan and all options originally granted under the 1999 Plan will be exchanged for non-qualified stock options.

     In accordance with the terms of the Offer, the New Options will be granted to you on or promptly after (but not later than 10 trading days after) December 16, 2003. The exercise price of the New Option will be the last reported sale price of the Company’s Common Stock as reported on the Nasdaq National Market (or such other exchange or market on which the Common Stock is then traded) on the grant date.

     At the time the New Options are granted, you will receive a New Option agreement for each of your New Options which will be executed by the Company and which you must subsequently sign and return.

     In accordance with the terms of the Offer, you must remain an employee of the Company, or one of its subsidiaries, from the date you tendered options through the date your New Options are granted in order to receive your New Options. If you do not remain an employee for the required period, you will not receive any New Options or any other payment or consideration for the Options tendered by you and cancelled by the Company.

     Because you have chosen to tender one or more of your Eligible Options for New Options, any option grants, including without limitation, any discretionary merit or promotional options that may be approved for you as part of a promotion or other merit review or adjustment, will also be delayed and, if applicable, will be granted on or promptly after December 16, 2003.

     If you have any questions about you rights in connection with the grant of a New Option, please contact either Steve Mitchell or Donna Dury in our Legal Department at (408)

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342-7114 or (408) 342-7704 (or email: steve.mitchell@netmanage.com or donna.dury@netmanage.com) or:

In Israel, Italy, France, and Spain to: Ronit Weizman, NetManage, Inc., Matam Advanced Technology Ctr., Building 9, Haifa, 31905, Israel (telephone: 972-4-8130111 or email: ronit.weizman@netmanage.co.il);

In the United Kingdom: Nick Still, NetManage, Inc., 2nd Floor, Lyon Court, Walsworth Road, Hitchin, Hertfordshire, SG4-9SX, United Kingdom (telephone 44-1462-755050 or email: nick.still@netmanage.co.uk);

In Germany and the Netherlands: Heiko Eckstein, NetManage, Inc., Muhlweg 2, D-82054 Saurlach, Germany (telephone: 49-8104-8902-0 or email: heiko.eckstein@netmanage.com).

Sincerely,

Zvi Alon Chairman, President and Chief Executive Officer

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ATTACHMENT A

Options Accepted for Exchange and Cancelled

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